Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

November 13, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn: Christina Chalk

Re:	Vasta Platform Ltd Schedule TO-T/A filed September 24, 2025 Schedule 13E-3/A filed September 24, 2025 Filed by Cogna Educação S.A. SEC File No. 5-91599

Dear Ms. Chalk:

On behalf of Cogna Educação S.A. (the “Offeror”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 29, 2025 (the “Comment Letter”), regarding the Offeror’s Schedule TO-T/A (the “Schedule TO”) and Schedule 13E-3/A (the “Schedule 13E-3”), which were filed on September 24, 2025. We respectfully advise the Staff that we are submitting this response at this time, rather than promptly upon receipt of the Comment Letter, as the Offeror was waiting to do so pending the end of the U.S. government shutdown and the reopening of the U.S. government, including the Commission (which we understand occurred today).

Set forth below are the Offeror’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Offeror’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Offer to Purchase.

Schedule TO-T/A and Schedule 13E-3/A filed September 24, 2025

Background, page 12

1.	We note your responses to comments 2 and 3 in our original comment letter and the new disclosure added to the Offer to Purchase. It appears from the Schedule 13D filed by Mr. Luiz Alves Paes de Barros on January 10, 2025 that he personally serves as one of six directors of Purchaser, and also has another board designee on that board. While Mr. de Barros is a minority shareholder of Purchaser, it is not clear from your response whether he is the largest or among the largest of Purchaser's shareholders. In addition, Mr. de Barros owns 51% of the Class A Common Shares that are the subject class in this tender offer, and as such, his participation in the offer appears to be necessary to achieve the Minimum Tender Condition. His January 10, 2025 Schedule 13D further stated his intention "to potentially purchase shares of [Vasta Platform] in the future." Your analysis focused on Mr. de Barros's status as a bidder but did not address other possible aspects of engagement in a going private transaction, such as status "on both sides of the transaction," whether he was approached regarding his support of the tender offer or any other type of transaction structure, and whether he has committed, whether by contract or agreement, to support it. Please provide additional analysis to address comments 2 and 3 in our first comment letter, or add filing persons as requested. In addition, provide additional background details in the Offer to Purchase concerning Mr. de Barros' role in the offer as a director of Purchaser, and the owner of a majority of the subject class of securities in the tender offer. Further, if applicable, discuss any contacts between representatives of Purchaser and representatives of or affiliates of Mr. de Barros concerning this transaction and his participation in it, including any support agreements he has made regarding tender of his Class A Common Shares.

Offeror response:

In response to the Staff’s comment, the Offeror notes the following:

1.	Mr. Barros is not currently a director of the Offeror or the Company

Mr. Luiz Alves Paes de Barros served as a director of the Offeror from April 29, 2024 through August 1, 2025, when Mr. Barros resigned. In Mr. Barros’ capacity as a director of the Offeror during such time, he participated in ordinary course discussions and reviews of the Offeror’s long-term strategic goals and business. However, Mr. Barros’ resignation from the Offeror’s board of directors occurred prior to any discussions being held by the Offeror’s finance committee or board of directors in relation to the Offer. Furthermore, following Mr. Barros’ resignation, none of the then-acting representatives of Alaska Investimentos Ltda. (“Alaska”) discussed any terms and conditions, including the offer price, nor voted or expressed an opinion to the Offeror (including at any committee or board meeting) with regards to the Offer.

Mr. Barros also has not been a director of the Company and neither he nor Lagos Capital Corp. (an entity wholly-owned by Mr. Barros) (“Lagos Capital”) has the power to appoint directors to the Company’s board of directors and neither he nor Lagos Capital is a party to any agreement or arrangement with respect to voting securities of the Company, whether in connection with the Offer or otherwise.

2.  Neither Mr. Barros, Alaska nor Lagos Capital were involved in the Offer

Neither Mr. Barros, Alaska, Lagos Capital nor any of their representatives were approached by (and did not approach) the Offeror or members of its management in respect of the Offer, including in the form of participation, financing, structuring or generally advising the Offeror with respect to any potential Offer. No agreement or arrangement has been entered into between the Offeror and Mr. Barros, Alaska, Lagos Capital nor any of their representatives regarding participation in, or provision of support for, the Offer.  The Offeror further notes that the Offer was conceived and proposed by its own executive officers acting in their capacity as officers of the Offeror.

As previously noted to the Staff, in light of Mr. Barros and Lagos Capital’s stake in the Company, neither Mr. Barros nor any other representative of Alaska participated in discussions held by Offeror’s management relating to the feasibility of, and potential alternatives to the Offer, nor in any meetings held by Offeror’s finance committee and board of directors in relation to the structuring and definition of terms and conditions of the Offer.

3.  Alaska is a financial asset management firm

Alaska is a Brazilian entity engaged in the structuring, distribution and management of a portfolio of investment funds in Brazil (collectively, the “Alaska Funds”). Certain Alaska Funds, as further described below, are the direct owners of the 17% interest in the Offeror. The Alaska Funds are owned by their respective quotaholders, which range from retail to private (high net worth individuals) and institutional investors depending on the fund, and who are the ultimate beneficiaries of the investment held by each fund, including, as applicable, investment in Offeror’s shares. The Alaska Funds’ organizational documents typically provide that quotaholders’ voting rights are subject to Alaska’s voting policy, which allows Alaska to represent the funds and vote the invested securities in the best interest of invested companies. According to Alaska’s public filings in Brazil, the Alaska Funds have approximately 66,257 investors in the aggregate, 88% of which are retail investors, and over R$15.0 billion under management, 95% of which is attributable to qualified, institutional or professional investors.

Alaska is owned by 13 partners, including Mr. Barros who holds a 25% voting equity stake. Mr. Barros is the Chairman of Alaska and a member of its four-person executive committee. Lagos Capital is wholly-owned by Mr. Barros.

The 17% interest in the Offeror is held directly by the following Alaska Funds: Alaska Poland FIA BDR Nivel 1 (185,469,643 Offeror shares, or 9.9%), Alaska Black Master FIA - BDR Nivel I (48,283,986 Offeror shares, or 2.6%), Alaska Black Institucional FIA (35,980,955 Offeror shares, or 1.9%), Alaska 100 Icatu PREV FIFE FIM (8,314,111 shares, or 0.44%), Atka Fundo de Investimento De Ações IE (8,178,011 Offeror shares, or 0.44%), Adak Fundo de Investimento De Ações IE (6,464,487 Offeror shares, or 0.34%), Alaska Black Advisory XP Seguros FIFE Previdencia FIM (6,166,078 Offeror shares, or 0.33%), Milltrust International Investments SPC (5,455,244 Offeror shares, or 0.3%), Barra Fundo de Investimento Em Ações (3,122,016 Offeror shares, or 0.17%), Alaska Previdencia Master FIM (2,017,274 Offeror shares, or 0.11%), Jatlan Fundo de Investimento Em Ações  (714,000 Offeror shares, or 0.04%), Alaska Range FIF Multimercado – Responsabilidade Limitada (383,900 Offeror shares, or 0.02%) and Alaska Permanent Fund (188,291 shares, or 0.01%).

4.  Alaska Funds’ stake represents a passive financial investment.

Alaska does not control, neither is it, Mr. Barros or any Alaska Fund, a party to any agreement, arrangement or understanding, to exercise control over the Offeror, nor does any of the foregoing persons operate as a de facto controlling shareholder of the Offeror. Further, neither Alaska, Mr. Barros nor any Alaska Fund has the power to direct or cause the direction of management and policies of the Offeror, whether by share ownership, by contract or otherwise, because the Offeror’s management and policies are directed by a board of directors comprising a majority of members who are not associated with, and are independent from, Alaska and Mr. Barros. In addition, while the Alaska Funds collectively own the largest shareholding in the Offeror, such interest in the Offeror is not sufficient to allow Alaska or Mr. Barros to elect a majority of the directors to the Offeror’s board of directors which is comprised of six members, nor to pass or veto any shareholder proposal.

Based on Alaska’s internal policies, the Alaska Funds invest in publicly traded securities in Brazil solely as financial investment to generate returns for quotaholders over the long term – not to exercise influence or control. Alaska’s investment management activity is carried out under specific mandates and regulations applicable to each fund, while subject to Alaska’s general policies including with respect to voting securities in invested companies. In this context, Alaska has internal policies that discourage influencing or controlling the management of portfolio companies. While Alaska may vote on such matters deemed “relevant” under its voting policy, such actions are governed by internal procedures and fiduciary duties owed to the quotaholders, and are not intended to direct or cause the direction of the management and policies of invested companies, including the Offeror.

Upon completing its acquisition of relevant stakes in the Offeror in May 2019 (5.45%), July 2020 (stake increased to 10.05%) and January 2022 (stake increased to 15.23%), Alaska in each of those occasions informed investors and the market in general that its increasing shareholding in the Offeror was solely intended to represent a financial transaction and did not seek to alter the Offeror’s control or management. Therefore, the Offeror submits to the Staff that Alaska’s investment activity generally, and Alaska’s investment in the Offeror specifically, are not conducted in a manner to influence management or control the Offeror, but should rather be understood as a passive financial investment.

5.  Alaska is not deemed an “affiliate” under Brazilian securities law.

Offeror is a publicly-listed company on São Paulo’s stock exchange, B3 S.A. – Brasil, Bolsa, Balcão. The text of the definition of “affiliate” is the same under Brazilian and U.S. securities laws. Under Brazilian securities laws, shareholders owning less than 20% of voting securities of an issuer are not deemed affiliates of that issuer unless such shareholders exercise significant influence over the issuer, which includes, among others, the right or power to determine policies (including dividends and other distributions) or the engagement in material transactions between the investor and the investee. Alaska is not deemed an affiliate of Offeror as such term is understood under Brazilian laws and accounting standards.

6. “both sides of the transaction” Analysis

A.	Affiliate status

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Exchange Act Rule 12b-2 defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” It is generally understood that beneficial ownership above 10% of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate. However, the determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

Mr. Barros’ indirect ownership of 8,040,098, or 51.1% of the Class A Common Shares, represents 9.6% of the Company’s total common shares and 1.2% of the Company’s voting rights. Furthermore, neither Mr. Barros nor Lagos Capital has the power to appoint directors to the Company’s board of directors and neither is a party to any voting agreement or arrangement with respect to voting securities of the Company, whether in connection with the Offer or otherwise.

In addition, the Offeror submits that Mr. Barros should not be considered an indirect affiliate of the Company through his indirect relationship with the Offeror, because he does not exercise “control” as such term is understood under the securities regulations applicable to the Offeror in its jurisdiction of incorporation. As noted in item 1 of the Offeror’s response, Mr. Barros is not a party to any agreement, arrangement or understanding to exercise control over the Offeror, nor does it operate as a de facto controlling shareholder of the Offeror.

Furthermore, neither Alaska, Mr. Barros nor any Alaska Fund has the power to direct or cause the direction of management and policies of the Offeror, whether by share ownership, by contract or otherwise, because the Offeror’s management and policies are directed by a board of directors comprising a majority of members who are not associated with, and are independent from, Alaska and Mr. Barros. In addition, while the Alaska Funds collectively own the largest shareholding in the Offeror, such interest in the Offeror is not sufficient to allow Alaska or Mr. Barros to elect a majority of the directors of the Offeror, nor to pass or veto any shareholder proposal.  Moreover, as noted above, Alaska’s internal policies discourage them from exercising management influence or control over its invested companies.

The Offeror is a publicly-listed company in Brazil on the B3 and a reporting entity under Brazilian law. The Offeror’s understanding that Mr. Barros does not “control” the Offeror is consistent with the day-to-day, management-ran nature of the Offeror’s business and with the information provided to shareholders and regulators in Brazil relating to the Offeror’s corporate governance and ownership structure. This underscores one of the inherent challenges faced by foreign private issuers and, in this case, the Offeror, whose home-country governance and disclosure regimes may not align with the Commission’s definitions and interpretations. Accordingly, conceding that Mr. Barros may be an affiliate, even if such determination is made solely as a matter of U.S. federal securities laws, could potentially conflict with the Offeror’s prior reporting and communications with shareholders and regulators in Brazil, causing an adverse effect to Offeror.

For the foregoing reasons, the Offeror submits that neither Mr. Barros nor Lagos Capital are “affiliates” of the Company or the Offeror.

B.	Neither of Lagos Capital nor Mr. Barros is engaged in the transaction

The Offeror further submits to the Staff that neither Mr. Barros nor Lagos Capital is engaged in the transaction and therefore such persons are not standing “on both sides of the transaction”. According to the Commissions’ Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (C&DI 201.05, last updated January 26, 2009), an affiliate of the issuer must be engaged, directly or indirectly, in a going private transaction in order to incur a Schedule 13E-3 filing obligation separate from that of the issuer. As an example, the staff consistently has taken the position that members of senior management of the issuer that is going private are affiliates of that issuer; however, whether such management affiliates will incur a Schedule 13E-3 filing obligation separate from that of the issuer will depend on whether the particular facts and circumstances show a direct or indirect engagement of such affiliates in the offer.

In this particular set of facts, the Offeror has not entered into any agreement or understanding with Mr. Barros regarding his participation in the Offer, and Mr. Barros was not approached by the Offeror in respect of any support for the Offer, including in the form of participation, financing, structuring or generally advising the Offeror with respect to the Offer. No agreement has been entered into between the Offeror and Mr. Barros, Lagos Capital or any of its representatives regarding participation in, or provision of support for, the Offer.

In addition, given Mr. Barros and Lagos Capital’s stake in the Company, neither Mr. Barros nor any other representative of Alaska participated in discussions held by Offeror’s management relating to the feasibility of, and potential alternatives to the Offer, nor in any of the meetings relating to the structuring and definition of terms and conditions of the Offer. Furthermore, Mr. Barros’ resignation from the Offeror’s board of directors occurred prior to any discussions being held by the Offeror’s finance committee and board of directors in relation to the Offer. Furthermore, following Mr. Barros’ resignation, none of the then-acting representatives of Alaska participated in the discussions of the general terms and conditions, including the offer price, nor voted or expressed an opinion to the Offeror (including at any committee or board meeting) with regards to the Offer.

Although the participation of Mr. Barros in the Offer is required to achieve the Minimum Tender Condition, the Offeror will have the right to waive the Minimum Tender Condition should Mr. Barros make a personal investment decision not to participate in the Offer, or in the event that the 90% threshold is not achieved despite the participation of Mr. Barros. However, the Offeror advises the Staff that, based on the tender results as of 5:00 p.m. New York Time on October 28, 2025, Mr. Barros and Lagos Capital have decided to tender their shares and participate in the Offer, together with other shareholders who have comprised an aggregate 96.3% participation. Further, based on these tender results, even if Mr. Barros had been disregarded as a participant in the Tender Offer, the Minimum Tender Condition threshold of 90% (excluding shares held by Mr. Barros) would still have been met considering the number of shares tendered by other shareholders in the Offer.

For the foregoing reasons, the Offeror submits that neither Mr. Barros nor Lagos Capital are engaged in the transaction and are therefore not “standing on both sides of the transaction.”

C.	The Transaction does not raise the concerns that Rule 13e-3 was intended to address

The Commission emphasized that its concern that going-private transactions involving an issuer or an issuer and its affiliates “standing on both sides” of the transaction may present risks to unaffiliated security holders has been focused on the possibility that (i) such transactions could be structured to favor affiliated parties rather than result from arm’s-length negotiations, (ii) affiliates could time the transaction to coincide with depressed market prices and (iii) the overall effect of such transaction could be coercive, for example, in the context of an involuntary transaction where unaffiliated holders are forced to exit involuntarily, accept illiquid securities, or lose the protections otherwise afforded under the federal securities laws (Release No. 16075).

The Offeror respectfully advises the Staff that it believes such concerns do not arise from the Offer, because (i) the Offer is being conducted on same terms, including the same cash consideration for tendered shares, and is subject to same conditions applicable to affiliated and unaffiliated shareholders, (ii) since November 2022, the Class A Common Shares have been trading consistently below the Offer Price and (iii) the Offer is voluntary and affords unaffiliated shareholders an opportunity to receive certainty of value and immediate liquidity for their shares, at a price that represents a reasonable premium in relation to the volume weighted average price of the Class A Common Shares on the NASDAQ over the 90 trading days prior to commencement of the Offer. In fact, investors have largely shown interest in participating in the Offer in accordance with its terms, including the Offer Price, as evidenced by the aggregate number of Class A Common Shares tendered as of 5:00 p.m. New York Time on October 28, 2025, totaling 15,379,240, or 96.3% of the Company’s outstanding Class A Common Shares, which indicate that shareholders voluntarily view the Offer as an advantageous opportunity for liquidation of their investment in the Company.

Furthermore, as previously noted to the Staff, none of Mr. Barros or other representatives of Alaska negotiated the terms and conditions, including the offer price, nor voted or expressed an opinion to the Offeror (including at any committee or board meeting) with regards to the Offer, and the Offeror has not entered into any agreement or understanding with Mr. Barros regarding his participation in, or provision of support for, the Offer. In addition, Mr. Barros is not receiving advantageous treatment of any kind with respect to the Offer and will not receive any consideration beyond the Offer Price which is being equally offered to all shareholders. Mr. Barros will not have any right to roll-over any equity held in the Company or the Offeror and will not hold any role whatsoever in management of the Company post-closing of the Offer. In short, not only was Mr. Barros not “engaged” in the transaction via negotiations or via any written agreement or other informal arrangements, but he is being treated for purposes of the Offer in the same manner as every other shareholder, ruling out any of the concerns the Commission has typically maintained in reviewing transactions where affiliates appear to be “standing on both sides.”

As a result of the above factors, the Offeror respectfully advises the staff of its understanding that (i) the Offer, on the terms and subject to the conditions in which it was made, does not give rise to the concers Rule 13E-3 was designed to address, (ii) neither Mr. Barros nor Lagos Capital was not engaged in the Offer, and (iii) neither Mr. Barros nor Lagos Capital should not be required to be added as a filing person under Schedule 13E-3.

Plans for the Company after the Offer, page 17

2.	Refer to comment 5 in our first comment letter and the new disclosure here and in several other places in the Offer to Purchase, to the effect that Purchaser may pursue alternative means of acquiring any Securities outstanding after completion of the offer, if the Minimum Tender Condition is waived. Revise to state whether such alternative acquisition methods could be at a price higher or lower than the offer consideration, and to provide an approximate time frame for such alternate acquisition methods. In addition, please confirm that if Purchaser waives the Minimum Tender Condition, it will allow sufficient time to remain in the offer period after it disseminates notice of this change, which would include a discussion of the implications of this change under Cayman law.

Offeror response: In response to the Staff’s comment, the Offeror proposes to revise the disclosure under heading “Special Factors—Section 5. Effects of the Offer—Compulsory Acquisition” on pages 18 and 19 of the Offer to Purchase to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as follows:

“Compulsory Acquisition and other alternative transactions available under Cayman Islands law

Under Cayman Islands law, subject to certain requirements, within four months after the making of a public tender offer conducted in respect of a Cayman Islands-incorporated company, if the offer has been approved by holders of not less than 90% in value of the shares affected, the acquirer is entitled to acquire the remaining shares in the manner prescribed by the Companies Act. Following the satisfaction of the Minimum Tender Condition, and after the statutory period has elapsed, Purchaser will therefore be entitled, but will not be obliged, to give notice to compulsorily acquire and to conduct a compulsory acquisition at the Offer Price for the purpose of purchasing Securities held by any remaining holders of the Securities, in accordance with Section 88 of the Companies Act and, following the expiration of the four-month offer period and the service of the required statutory notices, such compulsory acquisition would typically be completed within one to two months thereafter.  This typical timeline is subject to the determination of any applications made by dissenting shareholders (if any), noting that proceedings arising from applications made by dissenting shareholders may take between three to six months to be determined, depending on the particular facts and circumstances of the case and court availability.

In addition, the Companies Act allows for alternative transactions to a compulsory acquisition, such as a statutory merger and a court-sanctioned scheme of arrangement, which may be available to Purchaser even if the Minimum Tender Condition is not satisfied and has been waived.   The consideration payable in any such alternative transaction may be the same as, higher than or lower than the Offer Price, and may be in the form of cash, securities or a combination thereof, subject to negotiation, applicable law and required approvals.

A statutory merger under the Companies Act allows two or more companies to combine and merge pursuant to a plan of merger approved by a special resolution of shareholders of each constituent company to the merger. The plan of merger must be filed with the Registrar of Companies of the Cayman Islands. Upon merger effectiveness, all assets and liabilities of the merging entity(ies) vest in the surviving company by operation of law. Shareholders of the target company who do not support the merger would have statutory rights to dissent, in the manner set out in the Companies Act, and instead seek payment of the “fair value” for their shares as determined by the Grand Court of the Cayman Islands.  The implementation of a statutory merger typically takes approximately four to eight weeks from initiation, subject to shareholder approval, regulatory clearances and institution of “fair-value” proceedings (if any). The timeline for determination of any “fair value” proceedings varies on a case-by-case basis but it should be noted that some cases may take between two to three years from the launch of the appraisal process to reach trial.

A scheme of arrangement under the Companies Act is a court-supervised process that allows a company and its shareholders to agree on a compromise or arrangement that, once sanctioned by the court, becomes binding on all shareholders. To implement a scheme of arrangement, at least two court hearings are required, where the court will (i) first, direct that one or more shareholder meetings be held, with approval requiring a majority in number representing 75% in value of each class of share present and voting either in person or by proxy, and (ii) second (and following shareholder approval), sanction the scheme which will take effect to bind all shareholders, including those that did not vote, or that voted against the scheme of arrangement, and no statutory dissent or appraisal rights shall be available.  The consideration under a scheme of arrangement may be the same as, higher than or lower than the Offer Price and its implementation will typically take approximately eight to twelve weeks (or longer, depending on court availability and any regulatory or shareholder processes).

Following the completion of the Offer, Purchaser may further consider pursuing such alternative methods permitted under Cayman Islands law for the purpose of acquiring Securities held by any remaining holders of the Securities.”

With respect to Staff’s comment requiring confirmation that sufficient time will be afforded to shareholders after a potential waiver of the Minimum Tender Condition, the Offeror notes that the Commission has acknowledged in the past that it is impracticable to delineate every possible material change or the requisite time period attendant to that change (C&DI 101.17, last updated March 6, 2025), highlighting that there might be circumstances in which a change in an offer’s terms and conditions, other than price modifications, may not be deemed material. The Offeror respectfully advises the Staff that it believes such determination will depend on the facts and circumstances of such waiver, including how close in time to the Expiration Date the notice of waiver is publicized and how much of the Minimum Tender Condition has been achieved as of such date. As of 5:00 p.m. New York Time on October 28, 2025, the last expiration date of the Offer (prior to its extension until December 10, 2025 given the then potentially extended U.S. government shutdown and these pending Staff comments), 96.3% of the Company’s outstanding Class A Common Shares have been tendered and, as a result, the Offeror does not expect to need to waive the Minimum Tender Condition.

We thank the Staff for its review of the foregoing.  If you have further questions or comments, please feel free to contact me at +1 212-450-6095 or manuel.garciadiaz@davispolk.com.

Sincerely,

By:	/s/ Manuel Garciadiaz
	Name:	Manuel Garciadiaz

cc:	Roberto Valério Neto Frederico da Cunha Villa Cogna Educação S.A.

11